Unofficial Committee
                        of Holders of Home Holdings, Inc.
             7% Senior Notes due in 1998, 7-7/8% Senior Sinking Fund
                                Notes due in 2003
                       and 7-7/8% Senior Notes due in 2003
                         c/o Anderson Kill & Olick, P.C.
                           1251 Avenue of the Americas
                          New York, New York 10020-1182

                                               _______________, 1998

To:   The Creditors of Home Holdings Inc.
      (the "Debtor"):

            On January 15, 1998, the Debtor filed a petition seeking Chapter 11 protection and a related Plan of Reorganization (the "Plan") and accompanying Disclosure Statement (the "Disclosure Statement") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The undersigned entities are members of an unofficial committee (the "Committee") of holders of the Debtor's 7% Senior Notes, due 1998, 7 7/8% Senior Notes due 2003, and/or 7 7/8 Senior Sinking Fund Notes (collectively, the "Senior Notes"). The Committee holds in the aggregate approximately 72% of the Senior Notes.

            The Bankruptcy Court has approved the transmission of the enclosed Plan and Disclosure Statement to the Debtor's known creditors in order to solicit acceptances of the Plan.

            We are writing to urge you to examine the enclosed documents carefully and to vote to approve the Plan. The Plan has been accomplished through negotiations among a number of parties that have a significant interest in the Debtor. These parties include Zurich Insurance Company, the New Hampshire Insurance Department, the Debtor and the Committee. The Plan represents a long-sought consensus achieved by this diverse group. All of these parties, including the Debtor and the Committee, fully support the Plan and urge you to vote in favor of the Plan.

__________, 1998
Page Two


            If the Plan is not approved, it will further delay resolution of the Debtor's Chapter 11 case and could result in a reorganization or liquidation of the Debtor on terms less favorable than as proposed in the Plan. In such an event, we believe that the recovery to the holders of Senior Notes, if any, will likely be less than as proposed in the Plan. Please keep this in mind as you review the enclosed documents and make your decision on approval of the Plan. The accompanying package contains voting materials and instructions for executing and returning your ballot. The ballot must be RECEIVED by no later than 5:00 p.m. Eastern Standard Time, on ______________ 1998, by the Debtor's voting agent,

            On behalf of the Committee, we thank you for your patience during the Debtor's reorganization and urge you to participate in voting and to approve the Plan. The Committee looks forward to the confirmation and successful implementation of the Plan.

                                       Sincerely,

                                      ------------------------------------
                                       CS FIRST BOSTON

                                      ------------------------------------
                                       LEHMAN BROTHERS, INC.

                                      ------------------------------------
                                       CERBERUS PARTNERS

                                      ------------------------------------
                                       BEA ASSOCIATES

                                      ------------------------------------
                                       CONSECO CAPITAL MANAGEMENT

                                      ------------------------------------
                                       CONTRARIAN CAPITAL MANAGEMENT,
                                         LLC